UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

Aptera Motors Corp.

(Exact name of issuer as specified in its charter)

Delaware	83-4079594
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5818 El Camino Real Carlsbad, CA 92008

(Full mailing address of principal executive offices)

(858) 371-3151

(Issuer’s telephone number, including area code)

In this report, the term “Aptera” or “the company” refers to Aptera Motors Corp., a Delaware corporation and its subsidiary on a consolidated basis. Aptera is not legally related to Aptera Motors Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report on Form 1-K. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” of our annual report on Form 1-K. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2024 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2024.

General

We were formed as a Delaware corporation on March 4, 2019, for the purpose of engaging in the production of energy-efficient, solar powered vehicles. We first began accepting reservations for our vehicle in December 2020 and as of June 30, 2024 we had more than 48,000 reservation holders. A reservation of our vehicle requires a $100 deposit, which is fully refundable. Certain investors in our shares were not charged a deposit fee. We have not delivered any products, and to date we have not recognized any revenue from the sale of vehicles.

Operating Expenses

General, Selling and Administrative

General, selling and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, and information technology services. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions and travel expenses. These expenses account for a significant portion of our operating expenses.

Research and Development

We spend significant resources on engineering, tooling and design capabilities, which are classified as research and development expenses. Research and development expenses consist primarily of personnel costs, specialized out-sourced engineering services, facilities and software licenses.

Results of Operations

Comparison of the results of operations for the six-months ended June 30, 2024, and June 30, 2023

For the six-months ended June 30, 2024 our operating expenses decreased to $13.3 million, a decrease of $16.8 million (or 56%) from $30.1 million for the six-months ended June 30, 2023. The following details the decrease.

General, Selling and Administrative Expenses

	For the six months ended June 30,
	2024	2023	$ Change	% Change
Corporate and overhead expenses	$5,087	$6,651	$(1,564)	(24%)
Share-based compensation	2,673	12,023	(9,350)	(78%)
Depreciation	78	77	1	1%
General, selling and administrative	$7,838	$18,751	$(10,913)	(58%)

3

General, selling and administrative expenses decreased overall during the fiscal year, primarily driven by a significant reduction in stock-based compensation. This decrease reflects our decision to accelerate the vesting of stock options in the prior year as a means of retaining key talent while conserving cash.

We maintained a strong focus on controlling cash related to general selling and administrative expenses to prioritize investments in design, engineering, manufacturing, and production. This resulted in several specific cost reductions:

●	Compensation and Benefits: Decreased by $0.4 million due to reduced back-office headcount.
●	Facilities: Decreased by $0.2 million due to a reduction in leased office space.
●	Outside Services: Decreased by $1.8 million through streamlined operations and reduced reliance on external vendors.

These cost savings were partially offset by a $0.8 million increase in advertising and marketing expenses. This investment supported pre-order marketing campaigns, investor relations activities, and efforts to raise additional capital.

Research and Development Expenses

	For the six months ended June 30,
	2024	2023	Change ($)	Change (%)
Other operating expenses	4,801	6,241	(1,440)	(23%)
Share-based compensation	468	4,956	(4,488)	(91%)
Depreciation	168	138	30	22%
Research and development	5,437	11,335	(5,898)	(52%)

Research and development expenses decreased during the fiscal year, primarily due to a significant reduction in stock-based compensation and our focus on cost control measures. The lower stock-based compensation reflects our decision last year to accelerate the vesting of stock options as a way to retain key talent while preserving cash.

With our vehicle design nearing completion, we now require fewer engineering and consulting resources. This led to the following cost reductions:

●	Compensation and Benefits: Decreased by $1.7 million due to reduced headcount.
●	Facilities: Decreased by $0.9 million from reducing leased space originally intended for future vehicle assembly.

Partially offsetting these decreases was a $1.1 million increase in outside services. We strategically chose to utilize temporary resources instead of hiring full-time employees.

Other Income

For the six months ended June 30, 2024, other income was $0.9 million, compared to $1.3 million in the same period of 2023. The $0.4 million decrease was primarily due to a $0.4 million gain on the settlement of a lease liability recognized in 2023 that did not recur in 2024.

●	2024: Other income consisted of $0.4 million in interest income and $0.5 million in grant reimbursements from the California Energy Commission.
●	2023: Other income included $0.5 million in grant funding from the California Energy Commission, $0.3 million in interest income, and the $0.4 million gain on lease settlement.

Loss from Discontinued Operations

On April 27, 2023, the Company entered into a settlement agreement to unwind its merger with Andromeda Interfaces, Inc. (“AI”). As part of the settlement, Aptera agreed to return all shares of AI capital stock to the AI Founders. In exchange, the AI Founders returned 251,087 shares of Class A Aptera common stock, which represented the entire share consideration issued in connection with the original merger.

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As a result of this transaction, AI’s operating results are now reported as discontinued operations in the period ended June 30, 2023 in our financial statements.

Net Loss

As a result of the foregoing, the Company’s net loss for the six-month period ended June 30, 2024, was $12.3 million compared to $28.4 million for the six-month period ended June 30, 2023.

Liquidity and Capital Resources

As of June 30, 2024, the Company had $40.7 million in total assets. Our primary sources of liquidity include $18.1 million in cash and cash equivalents and $0.4 million in grant funds receivable. Other significant assets contributing to our financial strength are $0.5 million in prepaids and other assets, $17.7 million in property and equipment (net of depreciation), and $2.5 million in operating lease right-of-use assets.

As of June 30, 2024, the Company’s total liabilities were $11.6 million. Major liabilities include $3.5 million in accounts payable, $1.1 million in accrued liabilities, $4.0 million in unearned reservation fees, and $3.0 million in lease liabilities.

We have a history of net losses and negative cash flows from operations, which raises substantial doubt about our ability to continue as a going concern.

Currently, we rely on issuing common stock to fund our operations and capital needs. We are also in the process of a best-efforts convertible note offering seeking to raise up to $60 million. We anticipate that our existing cash, combined with proceeds from this offering and potential future stock offerings (assuming they continue at historical levels), will be sufficient to cover our cash needs for the next 12 months.

However, there’s no assurance that we’ll successfully raise the full $60 million through the convertible note offering. If we cannot raise sufficient capital through this offering and/or stock offerings, we may need to pursue other financing options, such as debt or additional equity. There is no guarantee that such financing will be available on favorable terms, or at all. If we’re unable to secure adequate funding, we may have to reduce investments in product development or significantly curtail our operations. These actions could materially and adversely affect our business and financial outlook.

Equity Issuances

During the six months ended June 30, 2024, we issued 1,273,422 shares of Class B common stock for total proceeds of $13.1 million and 5,237 shares in exchange for services totalling $55 thousand, at a weighted average price of $10.50 per share.

California Energy Commission Grant

In February of 2023, we were approved for a $21.9 million grant from the California Energy Commission (the “CEC”) to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds and is subject to compliance requirements. The CEC grant is part of the state’s ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC’s Clean Transportation Program, which aims to accelerate the development and deployment of advanced vehicle technologies. The grant is contingent on us achieving certain milestones, including having matching funds, as well as providing updates.

As of the date of this report, we are current on all milestones agreed with the CEC and submitted reimbursement requests totalling $1.6 million, all of which were approved and paid to us. Our next milestones occur in 2025. In the first half of 2025, we are required to meet certain milestones that demonstrate progress toward producing validation vehicles and setting up vehicle and solar manufacturing production lines. In the second half of 2025, milestones for the grant include showing progress toward a vehicle battery assembly line, a solar assembly line and establishment of a workforce development and training initiative. We hold quarterly progress meetings with the CEC to discuss our progress on each of the requirements under the grant and although we are working diligently to meet the requirements of the grant, there is no guarantee we will be able to do so. The project and grant reimbursement period is due to conclude in the first quarter of 2026

We have made progress on a significant portion of the required milestones and expect to have our first validation vehicles completed before the end of 2024, with low-volume vehicle production commencing immediately after validation.

5

Commitment and Contingencies

Leases

For the six-month period ended June 30, 2024, and June 30, 2023, we made lease payments of $1.2 million and $364 thousand, respectively.

Purchase Orders

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of June 30, 2024, we had approximately $11.0 million in open purchase orders.

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery. This enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how, and data. In consideration, we agreed to pay license fee in two parts: i) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of the TLA and Parts Supply Agreement after delivery of first batch; and ii) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Further, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million, in four installments corresponding with the milestones set out in the TLA. We have the right of first refusal to repurchase shares on the same terms.

We paid $1.0 million of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA, agreeing to a fixed fee of $1 million in cash (the amount paid) and shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to sell or transfer them to another shareholder.

Litigation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States.

On July 19, 2024, Zaptera USA, Inc. filed a complaint against Aptera Motors Corp. The complaint alleges, among other things, patent infringement, theft of trade secrets, and tortious interference. The complaint seeks damages, including compensatory damages, enhanced damages, disgorgement of profits, and exemplary damages, as well as injunctive relief and a declaratory judgment that Zaptera is the rightful owner of the patents in question. The Company believes that this complaint is without merit and intends to vigorously defend itself against these claims.

Trend Information

In 2023 and 2024, we engaged with many new partners to supply validated production parts and as a result, we are in the process of building validation vehicles with production parts. In addition to our engagement with these partners, we will also engage with validation and durability testing partners to assure the reliability of our production intent design. Our marketing team is expected to continue engage with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above, the Company expects to continue to experience increased spending on production equipment and tooling.

We operate in an industry that is sensitive to political and regulatory uncertainty, including with respect to trade and the environment, all of which can be compounded by inflationary pressures, rising energy prices and increases in interest rates. For example, in the earlier part of 2022, the automotive industry in general experienced part shortages and supplier disruptions. As the year progressed, inflationary pressures increased across the markets in which we operate. In an effort to curb this trend, central banks in developed countries raised interest rates rapidly and substantially, impacting the capital markets and the ability of EV companies to raise necessary funding. Further, sales of vehicles in the automotive industry also tend to be cyclical in many markets, which may expose us to increased volatility as we expand and adjust our operations. Moreover, as additional competitors enter the marketplace and help bring the world closer to sustainable transportation, we will have to adjust and continue to execute well to maintain our momentum. These macroeconomic and industry trends will likely have an impact on the pricing of, and order rate for our vehicles, and we will continue to adjust accordingly to such developments.

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The company is currently accepting deposits for pre-orders of $100. These deposits are fully refundable. To date, our cancellation rate on these preorders is under 5%. As of June 30, 2024, we have approximately 48,000 preorders.

If we are successful in raising $60 million of capital in the second half of 2024, our estimated first deliveries on these pre-orders is in 2025. We anticipate producing at a rate of 20,000 cars per year by the end of 2026. We have experienced production delays in the past due to: financial constraints, specifically we have not raised capital in the large blocks required to fully fund our tooling, validation program and manufacturing facility; supply chain issues and disruptions, particularly during the time of the COVID pandemic and immediately thereafter; technological challenges which, in prototype testing, have caused us to redesign or find alternate suppliers for certain components of our vehicle; and certain regulatory requirements that we must meet for our vehicle to obtain safety certifications. We currently do not anticipate any major supply chain disruptions. However, it’s important to note that historical price fluctuations, especially for vehicle components and labor, have led to unanticipated increases in our research and development costs, which has negatively affected our results of operations. This, coupled with the pace of our fundraising efforts, has increased the amount of capital we need. Commencing production is contingent upon securing substantial upfront capital. Raising funds in smaller increments over time causes as a significant portion of the funds raised to be absorbed by day-to-day expenses. Our ability to enter production is also conditioned on closing a significant number of our preorders, availability of materials and goods necessary to produce the vehicles, availability of manufacturing facilities, and uninterrupted supply chains as well as any risks inherent in manufacturing at scale and bringing a new product to market.

We expect to register our shares under the Exchange Act in the future. In preparing to become a reporting company and once we become a reporting, we anticipate higher internal costs related to the increased administrative burden as well as higher professional fees. We have not finalized our plans for registration but note that the registration of shares can be done through a variety of methods and does not require listing our shares on an exchange and therefore may not provide liquidity to our shareholders.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

ITEM 2.	OTHER INFORMATION

None.

7

ITEM 3.	FINANCIAL STATEMENTS

APTERA MOTORS CORP. FINANCIAL STATEMENTS

(unaudited)

APTERA MOTORS CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)
(in thousands, except share and per share data)

	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$18,106	$16,967
Grant funds receivable	355	345
Prepaids and other	517	415
Total current assets	18,978	17,727
Deposits and other long-term assets	1,550	2,293
Property and equipment, net	17,683	14,670
Right of use asset – operating lease	2,512	2,901
Total assets	$40,723	$37,591

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,462	$4,780
Accrued liabilities	1,119	835
Unearned reservation fees	4,027	3,863
Current portion of lease liabilities and other current liabilities	971	915
Total current liabilities	9,579	10,393
Right of use liabilities – operating lease	1,995	2,498
Other long-term liabilities	15	15
Total liabilities	11,589	12,906

Commitments and contingencies (Note 8)

Stockholders’ Equity
Preferred stock, $0.0001 par value, 31,304,495 authorized; 11,164,183 shares issued and outstanding	1	1
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 55,460,996 and 55,460,996 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	6	6
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 13,579,706 and 12,301,047 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	1	1
Additional paid-in capital	278,728	263,310
Common stock to be issued (subscriptions receivable)	550	(814)
Accumulated deficit	(250,152)	(237,819)
Total stockholders’ equity	29,134	24,685
Total liabilities and stockholders’ equity	$40,723	$37,591

See accompanying notes.

F-1

APTERA MOTORS CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)
(in thousands, except share and per share data)

	Six Months Ended	Six Months Ended
	June 30, 2024	June 30, 2023
Revenues	$-	$-

Operating Expenses:
General, selling, and administrative	7,838	18,751
Research and development	5,437	11,335
Total operating expenses	13,275	30,086

Operating loss	(13,275)	(30,086)
Other income	942	1,304
Loss before discontinued operations	(12,333)	(28,782)
Loss from discontinued operations, net of tax (Note 3)	-	418
Net loss attributable to Aptera common shareholders	$(12,333)	$(28,364)

Continuing operations weighted average loss per share of Class A and Class B common stock basic and diluted	$(0.18)	$(0.44)
Discontinued operations weighted average loss per share of Class A and Class B common stock - basic and diluted	$-	$0.01
Weighted average shares outstanding of Class A and B common stock - basic and diluted	68,420,621	65,895,397

See accompanying notes.

F-2

APTERA MOTORS CORP.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(unaudited)
(in thousands, except share and per share data)

							Additional			Total
	Preferred Stock		Class A Common Stock		Class B Common Stock		Paid-In	Subscriptions	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
December 31, 2022	11,164,183	$1	55,714,810	$6	8,862,872	$1	$200,163	$—	$(183,213)	$16,958
Sale of common stock	—	—	—	—	2,223,847	—	23,567	(946)	—	22,621
Stock issuance costs	—	—	—	—	—	—	(795)	—	—	(795)
Shares issued for services	—	—	—	—	204,669	—	2,111	—	—	2,111
Shares for Andromeda acquisition	—	—	(251,087)	—	—	—	(2,636)	—	—	(2,636)
Stock based compensation	—	—	—	—	—	—	16,979	—	—	16,979
Net loss	—	—	—	—	—	—	—	—	(28,364)	(28,364)
June 30, 2023	11,164,183	$1	55,463,723	$6	11,291,388	$1	$239,389	$(946)	$(211,577)	$26,874

							Additional			Total
	Preferred Stock		Class A Common Stock		Class B Common Stock		Paid-In	Subscriptions	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
December 31, 2023	11,164,183	$1	55,460,996	$6	12,301,047	$1	$263,310	$(814)	$(237,819)	$24,685
Sale of common stock	—	—	—	—	1,273,422	—	13,138	1,364	—	14,502
Stock issuance costs	—	—	—	—	—	—	(916)	—	—	(916)
Shares issued for services	—	—	—	—	5,237	—	55	—	—	55
Stock based compensation	—	—	—	—	—	—	3,141	—	—	3.141
Net loss	—	—	—	—	—	—	—	—	(12,333)	(12,333)
June 30, 2024	11,164,183	$1	55,460,996	$6	13,579,706	$1	$278,728	$550	$(250,152)	$29,134

See accompanying notes.

F-3

APTERA MOTORS CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
(in thousands)

	Six	Six
	Months Ended	Months Ended
	June 30, 2024	June 30, 2023
Operating Activities From Continuing Operations
Net loss from continuing operations	$(12,333)	$(28,782)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities from continued operations:
Depreciation and amortization	245	215
Gain on lease settlement	(431)	-
Stock based compensation	3,141	16,979
Common stock issued for services	55	2,111
Changes in operating assets and liabilities:
Grant funds receivable	(10)	-
Merchant receivable, prepaids and other current assets	(102)	(539)
Deposits and other long-term assets	743	500
Accounts payable and accrued expenses	(1,034)	4,780
Unearned reservation fees	164	325
Operating lease assets and liability, net	373	(2,029)
Net cash used in operating activities from continuing operations	(9,189)	(6,440)
Investing Activities from Continuing Operations
Purchase of property and equipment	(3,258)	(5,348)
Net cash used in investing activities from continuing operations	(3,258)	(5,348)
Financing Activities from Continuing Operations
Proceeds from sale of common stock	14,502	22,621
Common stock issuance costs	(916)	(795)
Net cash provided by financing activities from continuing operations	13,586	21,826

Cash provided by operating activities of discontinued operations	-	89

Increase (decrease) in cash and cash equivalents	1,139	10,127
Cash and cash equivalents, beginning of year	16,967	10,775
Cash and cash equivalents, end of year	$18,106	$20,902

Non-cash investing and financing activities:
Subscriptions receivable	$375	$946
Common stock repurchased for deconsolidation	$-	$(2,636)

See accompanying notes.

F-4

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1—ORGANIZATION AND BUSINESS

The Company is developing a solar electric vehicle focused on efficiency. In 2023 we built out our supplier network, progressed production tooling and equipment, and worked to reduce the total capital required for volume production. We intend to enter into high-volume production of this vehicle in 2025, subject to many variables.

Aptera Motors Corp. (“Aptera” the “Company,” “we,” “us” or “our” and similar terms refers to Aptera Motors Corp. and its subsidiaries unless the context otherwise requires) was incorporated on March 4, 2019 (“Inception”) in the State of Delaware. On April 1, 2022, the Company entered into a Plan of Merger with Andromeda Interfaces, Inc., a California corporation (“AI”). Upon completion of the AI Plan of Merger, AI became a wholly-owned subsidiary of the Company. In April 2023, we sold AI back to the original founders (Note 3). In September 2023, the Company established the subsidiary company Aptera Motors Italia Srl, based in Modena, Italy.

Risks and Uncertainties

Our business is highly sensitive to domestic and global economic and business conditions as well as local, state, and federal government policy decisions. Several factors beyond our control could cause material fluctuations in our business and financial condition. In addition, we require a significant amount of capital to fund vehicle manufacturing, have a limited operating history and operate with small management and development teams that contain key employees. We also face significant barriers to market entry and competing technologies. At times, we have experienced constraints and volatility in our supply chain that resulted in increased costs to us. Furthermore, regulatory conditions are inherently uncertain, volatility in demand, and inflation of production and shipping costs. These conditions could affect the volatility of our business, our financial condition and our results of operations.

Going Concern and Management’s Plans

We have incurred losses from operations since inception and therefore require financing from external sources to continue as a going concern. We will incur significant costs to design, develop and manufacture our vehicles before we are able to generate revenue and therefore expect to continue to incur losses from operations for the foreseeable future. This raises substantial doubt about our ability to continue as a going concern. During the next 12 months, we plan to fund our operations with our current cash balance, sales of common stock through Regulation D, Regulation CF and Regulation A common stock offerings, convertible notes offerings and additional debt or equity financing as necessary. There are no assurances that we will be able to raise capital on terms acceptable to us. If we are unable to obtain enough additional capital, we may be required to reduce the scope of our development plans, which could harm our business, financial condition and operating results. The potential impact of these uncertainties are not reflected in the accompanying financial statements.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim Condensed Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and are consistent in all material respects with those applied in the Company’s Annual Report on Form 1-K for the year ended December 31, 2023. These Condensed Consolidated Financial Statements are unaudited and have been prepared by the Company following the rules and regulations of the SEC.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted as permitted by such rules and regulations; however, the Company believes the disclosures are adequate to make the information presented not misleading. Certain columns and rows may not foot due to the use of rounded numbers.

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and related notes included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2023. Interim results are not necessarily indicative of the results for a full year.

The preparation of the Condensed Consolidated Financial Statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, allowance for credit losses, returns and recovery reserves, goodwill and intangible asset impairments, share-based compensation expense, valuation allowance for deferred income taxes and amortization of intangible assets. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. On a regular basis, the Company evaluates the assumptions, judgments and estimates. Actual results may differ from these estimates.

F-5

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Significant Accounting Policies

There have been no material changes in the Company’s significant accounting policies as compared to the significant accounting policies described in the Company’s Annual Report on Form 1-K for the year ended December 31, 2023.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2024, and December 31, 2023.

The following are the classes of assets and liabilities measured at fair value:

	Fair Value Hierarchy as of June 30, 2024
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$15,447	$-	$-	$15,447
Total Assets	$15,447	$-	$-	$15,447

	Fair Value Hierarchy as of December 31, 2023
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$15,402	$-	$-	$15,402
Total Assets	$15,402	$-	$-	$15,402

As of June 30, 2024, and December 31, 2023, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

F-6

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of June 30, 2024 and December 31, 2023, cash and cash equivalents contained $4.0 and $3.9 million, respectively, of unearned refundable customer reservation fees.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The estimated useful life of research and development equipment, other equipment, and construction in progress is five years.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

We recorded no impairment charges during the six-month period ended June 30, 2024 and 2023.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded based on all funds we expect to collect on each transaction, including merchant processor fees charged. We maintain a separate money market account for all customer reservation fees collected.

Leases

The Company recognizes all operating leases on the balance sheet at the commencement date. This includes:

●	A right-of-use (ROU) asset representing the right to use the leased asset.
●	A lease liability representing the future lease payments discounted to present value.

Lease expense is recognized on a straight-line basis over the lease term, reflecting the benefit of using the leased asset.

We recognize a ROU asset at the commencement of an operating lease, representing the right to use the leased asset. The ROU asset is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The ROU asset is depreciated over the lease term, using the same depreciation method and useful life as the underlying leased asset, or if not readily determinable, using a straight-line method over the lease term.

We recognize a lease liability at the commencement of an operating lease, representing the obligation to make lease payments. The lease liability is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The lease liability is subsequently remeasured to reflect the present value of the remaining lease payments using the lessee’s incremental borrowing rate at the initial recognition date or the subsequent remeasurement date, if applicable. Interest expense is recognized on the lease liability using the effective interest method.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of June 30, 2024 and December 31, 2023, we had approximately $10.5 and $12.0 million in open purchase orders, respectively.

F-7

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Revenue Recognition

As of June 30, 2024, the Company has not yet generated any revenue from its continuing operations. The Company is currently in the pre-launch phase and is focused on developing its core product.

The Company expects to recognize revenue upon the delivery of its product to customers. Revenue will be recognized in accordance with the applicable accounting standards, such as ASC 606.

The Company’s ability to generate revenue is subject to various risks and uncertainties, including successful product development, market acceptance and regulatory approvals. These factors could materially impact the timing and amount of future revenue recognized by the Company.

Key Considerations for Future Revenue Recognition:

●	Performance obligations: The Company will assess its contracts with customers to identify the distinct performance obligations and allocate the transaction price accordingly.

●	Variable consideration: If applicable, the Company will estimate the amount of variable consideration to which it is entitled based on the probability-weighted approach.

●	Right of return: If customers have a right to return products, the Company will recognize a refund liability and adjust revenue accordingly.

●	Principal versus agent: The Company will determine whether it acts as a principal or an agent in its transactions, which will impact the presentation of revenue in the financial statements.

The Company will continue to evaluate its revenue recognition policies and procedures as its business evolves and will make any necessary disclosures in future financial statements.

California Energy Commission Grant

In February of 2023, we were approved for a $21.9 million grant from the California Energy Commission (the “CEC”) to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds and is subject to compliance requirements. The CEC grant is part of the state’s ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC’s Clean Transportation Program, which aims to accelerate the development and deployment of advanced vehicle technologies. The grant is contingent on us achieving certain milestones, including having matching funds, as well as providing updates. Through December 31, 2023, we have submitted requests totalling $1.2 million of reimbursements under this grant, all of which have been received. Although we are working diligently to meet the requirements of the grant, there is no guarantee we will be able to do so.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

Tax benefits from uncertain positions are recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

We are subject to tax in the United States (“U.S.”) and internationally and we file tax returns in the U.S. Federal jurisdiction, California state jurisdiction and Italy. We are subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.

F-8

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Stock-Based Compensation

We account for stock-based compensation at the grant date, based on the calculated fair value of the award using the Black-Scholes Option Pricing Model. For time-based awards, stock-based compensation expense is recorded using the straight-line method over the employee’s requisite service period (generally the vesting period of the equity grant).

Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

Research and development costs are expensed as incurred and represent costs incurred to further new technologies, product design and technical capabilities.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk are cash, cash equivalents, and restricted cash. We hold cash in domestic financial institutions that are federally insured within statutory limits. At times, deposits exceed federally insured limits.

Concentration of Supply Risk

The Company is dependent on a few suppliers for capital equipment, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary equipment and components of its products according to the schedule and at prices, quality levels and volumes acceptable to the Company, or its inability to efficiently manage these components, could have a material adverse effect on the Company’s results of operations and financial condition.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of Preferred Stock and options under the Company’s 2021 Stock Option and Incentive Plan.

As of June 30, 2024 and 2023, potentially dilutive securities outstanding were as follows:

	June 30, 2024	June 30, 2023
Preferred Stock	11,164,183	11,164,183
Stock options	11,223,721	11,490,869
Potentially dilutive securities	22,387,904	22,655,052

For the six-month period ended June 30, 2024 and 2023, we incurred a net loss for which the effects of our potentially dilutive securities would be antidilutive and are therefore excluded from diluted net loss per share calculations.

For the six-month period ended June 30, 2024 and 2023, weighted average shares outstanding of Class A common stock were 55,460,996 and 55,714,810, respectively and weighted average shares of Class B common stock were 12,959,625 and 10,810,587 respectively.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

F-9

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 3 – DISCONTINUED OPERATIONS

Acquisition and Disposition of Andromeda Interfaces, Inc.

On April 1, 2022, the Company entered into a Plan of Merger (the “AI Merger Agreement”) with Andromeda Interfaces, Inc., a California corporation(“AI”). Upon completion of the AI Acquisition, (“AI Acquisition”)

The Company completed the AI Acquisition on April 1, 2022 (“AI Closing Date”) and acquired all issued and outstanding shares of AI. In accordance with the agreement: (A) AI stock was converted into rights to receive 251,087 Class A Common Stock for a total fair value of $2.2 million, (B) MergerSub equity units issued and outstanding converted into 100 common shares, no par value of AI, (C) 100 common shares of AI were issued to the Company, (D) each unexercised AI option to purchase AI Stock (whether or not vested) were automatically cancelled, and (E) former AI stockholders were awarded stock options under the Company’s 2021 Stock Option and Incentive Plan.

The Merger was structured as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Merger Agreement is a “plan of reorganization” within the meaning of the regulations under Section 368(a) of the Code and for the purpose of qualifying as a tax-free transaction for federal income tax purposes.

The acquisition was accounted for as a business combination and goodwill was recorded to the extent that the purchase price exceeded the fair value of the assets acquired. The company allocated the purchase price in regard to the acquisition related to the assets acquired and liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Preliminary
Purchase Price
Allocation
Cash and cash equivalents	$28
Trade accounts receivable	23
Other assets	2
Goodwill	2,362
Accounts payable	(1)
Debt	(104)
Purchase price consideration	$2,310

In April of 2023, the Company signed a settlement agreement where Aptera agreed to assign all of its rights, title and interest in and to the capital stock of AI to each of the Andromeda Interfaces Founders (“AI Founders”) and in return the AI founders agreed to assign all of their rights, title and interest in and to their Aptera Shares to Aptera, essentially unwinding the acquisition. As a result, the Company determined that the infotainment display subsidiary AI met the accounting criteria to be classified as discontinued operations and therefore recorded the operating results of AI in discontinued operations for the six months ended June 30, 2023.

Aptera retains all rights, title, and interest in the intellectual property created and developed during its ownership of AI.

NOTE 4 – GRANT FUNDS RECEIVABLE

On February 15, 2023, we were awarded a $21.9 million grant from the California Energy Commission (“CEC”), which provides for the reimbursement of certain capital investments and operating costs primarily related to battery and solar applications, subject to milestone achievements. Reimbursement requests made by us are recorded as grant funds receivable and other income, net of a 10% retention amount, which CEC holds until there is evidence of project completion. We are required to complete the CEC project and use all funding by March 31, 2026. Completion of the project requires us to meet significant milestones in the future, the probability of which is uncertain. Therefore, we will record the retention amount only when it is determined to be reasonably collectible. Through June 30, 2024, the Company submitted reimbursement requests totalling $1.9 million under this grant, of which $187 thousand is retained by CEC. None of the retention amount has been recognized as other income.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	June 30, 2024	December 31, 2023
Leasehold improvements	$694	$694
Computers, hardware and software	95	95
Research and development equipment	788	788
Other equipment	824	824
Construction in progress	16,244	12,986
	18,645	15,387
Less accumulated depreciation and amortization	(962)	(717)
Total property and equipment, net	$17,683	$14,670

F-10

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 7 – LEASES

As of June 30, we lease approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California. This reflects a reduction leased space compared to September 2023 when we exited our facility in Vista, CA. We record leases at lease commencement, which is the date when the underlying asset is made available for use by the lessor.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

Our lease agreements do not provide an implicit borrowing rate and we have, therefore, used a benchmark approach to derive an appropriate incremental borrowing rate. We used companies of similar credit ratings and comparable credit quality to derive a benchmark incremental borrowing rate to discount lease liabilities through the remaining lease term.

Operating lease obligations are presented as follows on the consolidated balance sheets (in thousands):

	As of June 30, 2024	As of December 31, 2024
Operating lease assets, net	$2,512	$2,901

Current portion of lease liabilities and other current liabilities	971	915
Long-term lease liabilities	1,995	2,498
	$2,966	$3,413

The following table summarizes the contractual maturities of operating lease liabilities (in thousands):

As of June 30, 2024
2024	$579
2025	1,191
2026	1,227
2027	314
Total minimum lease payments	3,311
Imputed interest	(345)
Total minimum lease payments	$2,966

We recorded $564 thousand and $466 thousand as operating lease expense for the six months ended June 30, 2024 and 2023, respectively. This expense is allocated to “General, selling, and administrative” and “Research and development” expenses in the Condensed Consolidated Statements of Operations.

F-11

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 8 – COMMITMENTS AND CONTINGENCIES

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery Automobile Co. Ltd. (“Chery”). The TLA enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how and data. In exchange, we agreed to pay a license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Furthermore, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million in four installments corresponding with the milestones set out in the TLA.

Through December 31, 2023, we paid $1.0 million of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA to be limited to a fixed fee of $1 million in cash (the amount previously paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to transfer them to another shareholder.

Litigation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. The Company is also subject to legal proceedings which arise in the ordinary course of business.

On July 19, 2024, Zaptera USA, Inc. filed a complaint against Aptera Motors Corp. The complaint alleges, among other things, patent infringement, theft of trade secrets, and tortious interference. The complaint seeks damages, including compensatory damages, enhanced damages, disgorgement of profits, and exemplary damages, as well as injunctive relief and a declaratory judgment that Zaptera is the rightful owner of the patents in question. The Company believes that this complaint is without merit and intends to vigorously defend itself against these claims.

NOTE 10 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of June 30, 2024, the number of shares of preferred stock authorized for issuance was 31,304,495, of which 11,304,495 has been designated as a series of Series B-1 Preferred Stock (which we collectively refer to as “Series B-1 Preferred Stock). In addition to the Series B-1 Preferred Stock, 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors. Series B-1. Preferred stockholders are entitled to certain preferences if an event, voluntary or involuntary, occurs requiring a liquidation of our assets (a “Liquidation Event”). If a Liquidation Event were to occur, preferred stockholders would have priority for any funds distributed to stockholders of the Corporation, plus declared but unpaid dividends. In a Liquidation Event, if the legally available funds to Preferred stockholders are insufficient to distribute the entirety of the liquidation preference balance, then funds will be distributed on a pro rata basis amongst the classes of Series B-1 Preferred Stock (see table below).

Holders of Series B-1 Preferred Stock also have preferential dividend rights, whereby we may not declare or pay dividends on Common Stock in amounts greater than those available to Series B-1 Preferred shareholders, unless the dividends on Common Stock are payable in Common Stock.

Shares of Series B-1 Preferred Stock are convertible, at the option of the holder, into shares of Class B Common Stock at the Original Issue Price, subject to adjustment (the “Conversion Rate”) in certain limited circumstances.

Series B-1 Preferred Stock will automatically be converted into shares of Class B Common Stock at the Conversion Rate upon the earlier of (i) the closing of a sale of the Company’s Common Stock in a firm commitment underwritten public offering that results in at least $75,000,000 of gross proceeds to this corporation, following which, its shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

F-12

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Holders of Series B-1 Preferred Stock are entitled to voting rights equal to holders of Class B Common Stock; however, other than required under Delaware law, holders of Class B Common have not been granted voting rights through the date of this filing.

The following table summarizes issuances of Series B Preferred Stock and associated liquidation preferences as of June 30, 2024 (dollar amounts in thousands):

	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	$9.2000	217,391	77,079	$709
Series B-1-B Preferred Stock	0.2185	379,774	379,774	83
Series B-1-C Preferred Stock	0.2427	4,234,991	4,234,991	1,028
Series B-1-D Preferred Stock	0.3851	772,597	772,597	298
Series B-1-E Preferred Stock	0.4279	4,618,667	4,618,667	1,976
Series B-1-F Preferred Stock	0.4855	1,071,984	1,071,984	520
Series B-1-G Preferred Stock	8.8000	9,091	9,091	80
Preferred Stock	—	20,000,000	—	—
Total Series B-1 Preferred Stock as of June 30		31,304,495	11,164,183	$4,694

Class A Common Stock

Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Class A common stock holders also have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation, subject to the rights of any preferred stock that may be outstanding. During the six months ended June 30, 2023, the Company repurchased 251,087 shares of its Class A common stock at a weighted average price of approximately $10.50 per share in connection with the sale of AI.

Class B Common Stock

Holders of Class B common stock are not entitled to voting rights, except as required by applicable law. They have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation on an equal basis with holders of Class A common stock, subject to the rights of any preferred stock that may be outstanding.

During the six months ended June 30, 2024, the Company issued 5,237 shares in exchange for services totalling $55 thousand at a weighted average price of $10.50 per share. During the six months ended June 30, 2023, the Company issued 204,669 shares in exchange for services totalling $2.1 million at a weighted average price of $10.31 per share.

We engaged Dalmore Group, LLC, a member of FINRA/SIPC (“Dalmore”), to provide administrative and technology-related services in connection with our 1-A Class B Common Stock offerings. Dalmore is not an underwriter or placement agent in our offerings. We agreed to pay Dalmore a commission of 1% on all sales of Class B Common Stock.

We engaged Issuance, Inc. to provide marketing services in connection with our 1-A Class B Common Stock offerings. For sales made through the Issuance Platform, we agreed to pay Issuance a monthly platform and service fee, along with payment processing fees ranging from 0.5% to 4.0% of the value of Class B Common Stock sold. These fees paid in connection with this agreement are addition to commissions paid to Dalmore. Fees paid and accrued to Issuance, Inc. are offset against additional paid-in capital on the balance sheet.

We have listed our securities on the “Republic Platform,” operated by OpenDeal Broker LLC (“OpenDeal”). For sales on this platform, in addition to the fee paid to Dalmore, we paid OpenDeal a 4.75% cash commission on the value of Class B Common Stock sold, plus a 2% commission in the form of Class B Common Stock itself. These fees represent the maximum allowable for broker-dealers in this offering. Fees paid and accrued to Republic are offset against additional paid-in capital.

During the six months ended June 30, 2024, the Company collected $0.9 million for sales of Class B common stock that was issued subsequent to the balance sheet date. As of June 30, 2024 the Company had Class B common stock subscriptions receivable of $0.4 million. Costs of issuing common stock were $0.9 million and $0.8 million for the six months ended June 30, 2024 and 2023, respectively.

F-13

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 11 – STOCK-BASED COMPENSATION

Stock Option and Incentive Plan

In June 2021, our Board approved and we adopted the 2021 Stock Option and Incentive Plan (the “Plan”). The Plan allows us and any future subsidiaries to grant incentive and non-statutory stock options, and restricted stock awards to our employees, non-employee directors and consultants. The primary purpose of the Plan is to enable us to attract, retain and motivate our employees, non-employee directors and consultants.

The Plan is administered by a Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 19,000,000. The Committee has full discretion to set the vesting criteria. The exercise price of stock options granted may not be less than 100% of the fair market value of our common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan, was 7,776,279 and 7,194,345 as of June 30, 2024 and December 31, 2023, respectively.

Outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (aggregate intrinsic values in thousands):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2022	10,997,794	$5.15	$58,823	$4.28	8.8
Granted	1,791,441	10.13		8.29	9.4
Exercised	—	—		—	—
Cancelled	(983,580)	6.28		5.31
Balance at December 31, 2023	11,805,655	$5.81	$58,823	$4.81	8.0
Granted	—	—		-	-
Exercised	—	—		—	—
Cancelled	(581,934)	5.92		4.57
Outstanding and expected to vest at June 30, 2024	11,223,721	$5.86	$56,547	$4.64	8.4
Vested and exercisable at June 30, 2024	10,300,488	$5.86	$92,071	$6.39	4.9

The total fair value of stock options granted during the six months ended June 30, 2024 and 2023, respectively was $0 million and $20.6 million, respectively, which is being recognized over their respective vesting periods. The total fair value of stock options vested during the six months ended June 30, 2024 and 2023 was approximately $3.7 million and $20.6 million, respectively.

F-14

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest.

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2022
Weighted average risk-free interest rate	—	4.03%
Weighted average expected volatility	—	110.3%
Weighted average expected term (in years)	—	6.17
Expected dividend yield	—	0.0%
Exercise price	$—	$5.86

The allocation of stock-based compensation expense for the six months ended June 30, 2024 and 2023 was as follows (in thousands):

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
General, selling, and administrative	$2,673	$4,942
Research and development	468	12,023
Total stock-based compensation	$3,141	$16,965

As of June 30, 2024 and December 31, 2023, the total unrecognized compensation cost related to outstanding time-based options was $3.7 million and $7.6 million, respectively, which is expected to be recognized over a weighted-average period of 1.16 and 2.49 years, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

For the six-month periods ended June 30, 2023, the Company paid $78 thousand in fees to a vendor controlled by a former member of the board of directors.

NOTE 13 – SUBSEQUENT EVENTS

Regulation Crowdfunding Offering

In May 2024, the Company initiated a Regulation Crowdfunding offering which had a target end date of June 30, 2024 and therefore the issuance of the funds and disbursement occurred after that date. The Company closed 475,510 shares of Class B common stock for $4.9 million of investment through the offering.

Regulation D Class B Common Stock Offering

In June 2024, the Company initiated a Regulation D Rule 506C offering of Class B Common Stock. Subsequent to the balance sheet date, the Company closed 312,212 shares of Class B common stock for $3.0 million of investment through the offering.

Regulation D Convertible Notes Offering

In July 2024, the Company entered into an agreement with US Capital Group for a convertible notes offering under Regulation D Rule 506(c). The offering seeks to raise up to $60 million in capital. The notes will bear interest at an annual rate of 12% and will mature 24 months from the date of issuance. The notes will be convertible into shares of Aptera’s common stock at a conversion price to be determined at the time of conversion, subject to certain adjustments. The proceeds from the offering are intended to be used for validation and durability testing of vehicles, completion of integration and supplier work, and positioning the company for future growth and scaling.

Other

The Company has evaluated subsequent events that have occurred through the date of this filing and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

F-15

APTERA MOTORS

PART III

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

		Incorporation by Reference
Exhibit Number		Form	File Number	Filing Date	Exhibit Number
2.1	Restated Certificate of Incorporation	1-U	24R-00472	August 25, 2022	2.1
2.2	Bylaws	1-A/A	024-11479	April 30, 2021	2.2
5.1	Form of Voting Agreement	1-A POS	024-11479	August 10, 2023	5.1
6.1	2021 Stock Option and Incentive Plan	1-K	24R-00472	May 2, 2022	6.1
6.2	Andromeda Interfaces Inc. Agreement and Plan of Merger and Settlement Agreement(*)	1-K	24R-00472	May 2, 2022	6.2
6.3	Chery Supply Agreement as amended	1-K	24R-00472	May 2, 2022	6.3
6.4	Option Agreement with Chris Anthony	1-K	24R-00472	May 2, 2022	6.4
6.5	Option Agreement with Steve Fambro	1-K	24R-00472	May 2, 2022	6.5
6.6	Single Tenant Lease – Net between the Company and EV 2340, LLC	1-A POS	024-11479	July 13, 2022	6.6
6.7	Lease between the Company and H.G. Fenton Property Company	1-A POS	024-11479	July 13, 2022	6.7

(*)	Portions of this exhibit have been omitted

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APTERA MOTORS CORP.

/s/ Chris Anthony
Chris Anthony, Co-CEO

Date: September 26, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Chris Anthony
Chris Anthony, Principal Executive Officer, Principal Accounting Officer, and Principal Financial Officer

Date: September 26, 2024

/s/ Steve Fambro
Steve Fambro, Co-Chief Executive Officer

Date: September 26, 2024

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